March 14, 2018

VIA EDGAR

Mr. James E. O’Connor, Esq.

Senior Counsel – Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Saratoga Investment Corp.
Registration Statement on Form N-2
Post-Effective Amendment No. 5
(File No. 333-216344)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Saratoga Investment Corp. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on March 14, 2018, at 4:00 p.m., or as soon thereafter as practicable.

Saratoga Investment Corp.

By:	/s/ Henri J. Steenkamp
Henri J. Steenkamp Chief Financial Officer